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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                        GROUP MAINTENANCE AMERICA CORP.
                ----------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK $0.001 PAR VALUE PER SHARE
                   ----------------------------------------
                         (Title of Class of Securities)

                                  33994E 10 7
                             ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5
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-----------------------                                  ---------------------
  CUSIP NO.39943E 10 7              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RICHARD M. SIEFRING

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      NONE                                                      (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES OF AMERICA

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                          SOLE VOTING POWER
                     5
     NUMBER OF            985,430

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             985,430

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,048,826

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.08% (at December 31, 1997)

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      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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                              ITEM 1(A)

The name of the issuer is Group Maintenance America Corp.  ("GroupMAC").

                              ITEM 1(B)

The principal executive office of GroupMAC is 8 Greenway Plaza, Suite 1500, Houston, Texas 77046.

                              ITEM 2(A)

The name of the person filing is Richard M. Siefring.

                              ITEM 2(B)

The address of Richard M. Siefring is c/o Airtron, 3050 Plainfield Road, Dayton, Ohio 45432.

                              ITEM 2(C)

The citizenship of Richard M. Siefring is the United States of America.

                              ITEM 2(D)

The class of securities of GroupMAC owned beneficially by Richard M. Siefring is common stock, $0.001 par value (the "Common Stock").

                              ITEM 2(E)

The CUSIP number of the Common Stock is 39943E 10 7.

                               ITEM 3

Not applicable

                               ITEM 4

(a) The amount of securities beneficially owned by Richard M. Siefring is 1,048,826 shares of Common Stock, which includes (i) 985,430 shares of Common Stock beneficially owned by Richard M. Siefring individually and as trustee, and (ii) 63,396 shares of Common Stock beneficially owned by Richard M. Siefring through the Airtron, Inc. Savings and Profit Sharing Plan in respect of which Richard M. Siefring does not have any voting power or investment power exercisable at December 31, 1997, or within 60 days thereafter.

(b) The percent of the class of Common Stock beneficially owned by Richard M. Siefring is 5.08% (at December 31, 1997).

(c) Richard M. Siefring has the sole power to vote or to direct the vote of 985,430 shares of the Common Stock and the sole power to dispose or to direct the disposition of 985,430 shares of the Common Stock, subject, however, to the terms of a Stock Transfer Restriction Agreement entered into between GroupMAC and Richard M. Siefring.

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                               ITEM 5

Not applicable

                               ITEM 6

Not applicable

                               ITEM 7

Not applicable

                               ITEM 8

Not applicable

                               ITEM 9

Not applicable

                              ITEM 10

(a) Not applicable.
(b) By signing below, Richard M. Siefring certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature
-----------

Date: March __, 1998



                          /s/ Richard M. Siefring
                         -------------------------------------------------
                          Richard M. Siefring